UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)
Form 10-K Form 20-F [ ] Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR For Period Ended:

Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I  – REGISTRANT INFORMATION

Apria Healthcare Group, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable
26220 Enterprise Court

Address of Principal Executive Office (Street and Number)
Lake Forest, CA 92630

City, State and Zip Code

PART II  – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney’s office in Los Angeles and the U.S. Department of Health and Human Services, concerning a possible liability that may result from incomplete or inaccurate documentation supporting a portion of the Company’s Medicare billings during the period from mid-1995 through 1998.

To date, management has been unable to estimate the amount or range of liability that may result from these proceedings and, therefore, has not recorded any related accruals. However, based on current discussions with government representatives management now believes it will be in a position to estimate the amount of such liability within the next five days. In order to properly reflect the related accrual in its financial statements for the period ended June 30, 2005, Apria is filing this Form 12b-25 to notify the Commission and seek relief pursuant to Rule 12b-25(b).

PART IV  – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
Amin Khalifa (Name)	949 (Area Code)	639-4990 (Telephone Number)

(2)

Have all other periodic reports required unde Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)   Yes       No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                APRIA HEALTHCARE GROUP INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2005	By /s/ AMIN KHALIFA Amin Khalifa Executive Vice President and Chief Financial Officer Principal Financial Officer